UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Newcastle Investment Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

65105M108
(CUSIP Number)

JOSHUA E. SCHECHTER
302 South Mansfield Avenue
Los Angeles, California 90036

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,170,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,170,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,170,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,170,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,170,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,170,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,170,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,170,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,170,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,170,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.26%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 180,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,020,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,020,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.53%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 65105M108

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,500
	8	SHARED VOTING POWER 5,500
	9	SOLE DISPOSITIVE POWER 44,500
	10	SHARED DISPOSITIVE POWER 5,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 5,500 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 65105M108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Newcastle Investment Corp., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”);

(vii)	Bradley L. Radoff, who serves as a director of Radoff Foundation; and

(viii)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each Reporting Person is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036. The officers and directors of Radoff Foundation and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal occupation of Mr. Schechter is a private investor.

CUSIP NO. 65105M108

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Radoff and Schechter are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 2,170,000 Shares owned directly by BLR Partners is approximately $10,436,479, including brokerage commissions.  The aggregate purchase price of the 180,000 Shares owned directly by Radoff Foundation is approximately $871,229, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 1,020,000 Shares directly owned by Mr. Radoff is approximately $4,848,924, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 50,000 Shares beneficially owned by Mr. Schechter, including the 5,500 Shares directly owned by his spouse, is approximately $241,288, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 65105M108

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 66,486,652 Shares outstanding as of July 27, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2015.

A.	BLR Partners

(a)	As of the close of business on October 27, 2015, BLR Partners beneficially owned 2,170,000 Shares.

Percentage: Approximately 3.26%

(b)	1. Sole power to vote or direct vote: 2,170,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,170,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 2,170,000 Shares owned by BLR Partners.

Percentage: Approximately 3.26%

(b)	1. Sole power to vote or direct vote: 2,170,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,170,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of BLR Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 65105M108

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 2,170,000 Shares owned by BLR Partners.

Percentage: Approximately 3.26%

(b)	1. Sole power to vote or direct vote: 2,170,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,170,000
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of BLR Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 2,170,000 Shares owned by BLR Partners.

Percentage: Approximately 3.26%

(b)	1. Sole power to vote or direct vote: 2,170,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,170,000
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of BLR Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 2,170,000 Shares owned by BLR Partners.

Percentage: Approximately 3.26%

(b)	1. Sole power to vote or direct vote: 2,170,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,170,000
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of BLR Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 65105M108

F.	Radoff Foundation

(a)	As of the close of business on October 27, 2015, Radoff Foundation beneficially owned 180,00 Shares.

Percentage: 0.27%

(b)	1. Sole power to vote or direct vote: 180,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 180,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Radoff Foundation during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

G.	Mr. Radoff

(a)
As of the close of business on October 27, 2015, Mr. Radoff directly owned 1,020,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 2,170,000 Shares owned by BLR Partners and (ii) 180,000 Shares owned by Radoff Foundation.

Percentage: Approximately 5.07%

(b)	1. Sole power to vote or direct vote: 3,370,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,370,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners and Radoff Foundation during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

H.	Mr. Schechter:

(a)	As of the close of business on October 27, 2015, Mr. Schechter beneficially owned 50,000 Shares, including 5,500 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,500
2. Shared power to vote or direct vote: 5,500
3. Sole power to dispose or direct the disposition: 44,500
4. Shared power to dispose or direct the disposition: 5,500

(c)	The transactions in the Shares by Mr. Schechter during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 65105M108

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 27, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated October 27, 2015.

CUSIP NO. 65105M108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2015

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 65105M108

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 65105M108

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, Texas 77027	United States

 *Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 65105M108

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Bradley Louis Radoff (BLR)

200,000	4.8766	09/15/2015
100,000	4.8922	09/15/2015
83,134	4.8923	09/16/2015
89,213	4.8544	09/17/2015
25,197	4.8642	09/17/2015
52,456	4.9217	09/18/2015
83,161	4.9395	09/25/2015
111,839	4.5909	09/28/2015
105,000	4.2293	09/29/2015
15,000	4.2441	09/30/2015
50,000	4.6629	10/13/2015
10,950	4.6500	10/13/2015
50,000	4.7240	10/15/2015
40,000	4.7984	10/16/2015
4,050	4.8672	10/26/2015

BLR Partners, LP

325,000	4.7723	08/10/2015
101,800	4.7420	08/11/2015
31,380	4.7668	08/21/2015
36,900	4.5673	08/24/2015
100,000	4.7322	08/25/2015
50,000	4.7457	08/25/2015
199,858	4.7519	08/26/2015
40,735	4.9080	08/27/2015
50,000	4.9152	08/31/2015
35,900	4.9123	08/31/2015
128,427	4.9032	09/01/2015
53,969	4.9360	09/02/2015
16,031	5.0070	09/03/2015
45,000	4.9292	09/04/2015
91,780	4.9623	09/08/2015
30,000	4.9345	09/09/2015
40,000	4.9095	09/10/2015
40,000	4.8972	09/10/2015
3,406	4.9434	09/11/2015
76,756	4.9264	09/14/2015
11,727	4.8870	09/14/2015
99,095	4.8767	09/15/2015
79,905	4.8922	09/15/2015
100,000	4.8728	09/16/2015
162,331	4.8543	09/17/2015
(100,000)	4.4675	10/08/2015

(16,500)	4.5055	10/08/2015
3,300	4.5388	10/09/2015
16,400	4.6060	10/12/2015
50,000	4.6629	10/13/2015
10,950	4.6500	10/13/2015
89,900	4.6610	10/14/2015
50,000	4.7240	10/15/2015
48,205	4.7984	10/16/2015
25,000	4.7814	10/19/2015
42,500	4.7884	10/19/2015
245	4.9214	10/26/2015

Radoff Family Foundation
50,000	4.9130	09/01/2015
36,795	4.7240	10/15/2015
37,500	4.8087	10/20/2015
30,000	4.8578	10/21/2015
20,400	4.8960	10/22/2015
5,305	4.8672	10/26/2015

Joshua E. Schechter

9,900	4.7800	08/11/2015
3,100	4.7700	08/11/2015
3,000*	4.7699	08/11/2015
3,000	4.8100	08/18/2015
4,900	4.9200	08/31/2015
100	4.9200	08/31/2015
4,000	4.8967	08/31/2015
3,000	4.8899	09/04/2015
5,600	4.9100	09/15/2015
100	4.9000	09/15/2015
1,100	4.8950	09/15/2015
1,000	4.9000	09/15/2015
700	4.8900	09/15/2015
400	4.8899	09/15/2015
1,000	4.8900	09/15/2015
100	4.8800	09/15/2015
2,000	4.9000	09/17/2015
1,500*	4.3000	10/02/2015
98	4.7600	10/19/2015
100	4.7600	10/19/2015
202	4.7600	10/19/2015
100	4.7600	10/19/2015
200	4.7600	10/19/2015
200	4.7600	10/19/2015
400	4.7600	10/19/2015
300	4.7600	10/19/2015
300	4.7600	10/19/2015
200	4.7600	10/19/2015
200	4.7600	10/19/2015
200	4.7600	10/19/2015
2,000	4.7897	10/19/2015
1,000*	4.7900	10/22/2015

* Represents a transaction by Mr. Schechter’s spouse.